UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 12)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

Monster Worldwide, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.

Executive Vice President, General Counsel & Secretary

Monster Worldwide, Inc.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

(978) 461-8000

With copies to:

Martin Nussbaum, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3596	Derek Winokur, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3860

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2016 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Monster Worldwide, Inc., a Delaware corporation (“Monster”). The Schedule 14D-9 relates to the tender offer by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Randstad Holding nv (“Holding”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Holding with the SEC on September 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Monster (the “Shares”) at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection entitled “Certain Litigation” the disclosure set forth below as a new subsection:

“Expiration of the Offer.

The Offer and withdrawal rights expired on October 28, 2016 at 12:00 midnight, New York City time. Broadridge Corporate Issuer Solutions, Inc., the depositary, has advised that a total of 45,973,527 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 51.5% of the Shares outstanding (including restricted shares and shares issuable to holders of stock options). In addition, notices of guaranteed delivery have been delivered for 3,708,393 Shares, representing approximately 4.15% of the outstanding Shares (including restricted shares and shares issuable to holders of stock options). The number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn from the Offer satisfied the Minimum Tender Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment and will promptly pay for all such Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than Shares held by Parent, Purchaser, the Company or any Company Subsidiary or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

Promptly following consummation of the Merger, all Shares will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended.”

On October 31, 2016, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xxviii) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xxviii)	Joint Press Release, dated October 31, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MONSTER WORLDWIDE, INC.

Dated: October 31, 2016	By:	/s/ Michael C. Miller
	Name:	Michael C. Miller
	Title:	Executive Vice President, General Counsel
and Secretary

EXHIBIT INDEX

(a)(5)(xxviii)	Joint Press Release, dated October 31, 2016.